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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 4 )*


                           GOLDEN STATE VINTNERS, INC.
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                                (Name of Issuer)


                      Class B Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   3812K 20 8
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                                 (CUSIP Number)


                             Kenneth H. Gold, Esq.
                           Christopher C. Maeso, Esq.
                              Miro Weiner & Kramer
                        38500 Woodward Avenue, Suite 100
                           Bloomfield, Michigan 48304
                                 (248) 258-1221
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 4, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO.    38121K 20 8              13D                     Page 2 of 4 Pages
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    The Scott J. Seligman Revocable Living Trust
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Not applicable (trust has no designated place of organization)
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,229,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,229,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,229,600
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO (trust)
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CUSIP NO.    38121K 20 8              13D                     Page 3 of 4 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of Golden State Vintners, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 500 Drake's Landing Road, Greenbae, California 94904.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by the undersigned on behalf of The Scott J. Seligman Revocable Living Trust under an Instrument of Trust dated December 17, 1992, as modified by the First Amendment dated June 18, 1996 (the "Reporting Person"). Additionally, information is included herein with respect to Scott J. Seligman (the "Controlling Person") as the settlor and sole trustee of the Reporting Person. The Controlling Person is the president of Seligman & Associates, a real estate development company. The Controlling Person is a United States citizen and his business address, and the business address of the Reporting Person, is One Towne Square, Suite 1913, Southfield, Michigan 48076.

         Neither the Reporting Person nor Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither the Reporting Person nor Controlling Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person has expended $4,346,551 in trust assets to acquire the Issuer's Class B Common Stock. All purchases have been in the open market. The trust assets include income from the various investments of the trust, and may, from time to time, include amounts borrowed from banks and brokerage firm margin accounts for general purposes. None of such funds were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Class B Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person's goal is to profit from the appreciation in the market price of the Class B Common Stock. The Reporting Person expects to assert its shareholder rights with the purpose of influencing the policies of the Issuer, including obtaining a seat on the Issuer's Board of Directors.

         As a result, on November 4, 2003, the Controlling Person contacted the Issuer's management to request a board seat in order to have direct input to the Board including with respect to the proposed reverse stock split and the Issuer's plans to cease being a public company. If the Issuer does not take the appropriate steps to insure the Controlling Person's representation on the Board, the Reporting Person will consider what further actions, if any, it will take.

         The Controlling Person intends to evaluate the Issuer and review the Reporting Person's holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, the Controlling Person may, on behalf of the Reporting Person, take such actions in the future as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Class B Common Stock or securities convertible into Class B Common Stock in the open

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CUSIP NO.    38121K 20 8              13D                     Page 4 of 4 Pages



market or in privately negotiated transactions and the disposition of all or a portion of the Controlling Person's Class B Common Stock either in the open market or in privately negotiated transactions, including sales to the Issuer.

         Except as described above in Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 1,229,600 shares of Class B Common Stock, or 23.8% of the Issuer's outstanding shares of Class B Common Stock. Because of his position as the sole trustee of the Reporting Person, the Controlling Person is deemed to be the beneficial owner of 1,229,600 shares of the Class B Common Stock, or 23.8% of the Issuer's outstanding shares of Class B Common Stock.

         (b) As of the date of this Schedule 13D, the Reporting Person, acting through the Controlling Person as its sole trustee has sole voting and dispositive power with respect to 1,229,600 shares of Class B Common Stock and has shared voting and dispositive power with respect to 0 shares of Class B Common Stock.

         (c) The Reporting Person has not effected any transactions in the Issuer's securities during the past 60 days.

         (d) The Reporting Person affirms that no other person other than those persons named in response to Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class B Common Stock owned by such Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships with respect to the shares of Class B Common Stock owned by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 10, 2003                  THE SCOTT J. SELIGMAN
                                            REVOCABLE LIVING TRUST


                                            /s/ Scott J. Seligman
                                            ------------------------------------
                                            By:  Scott J. Seligman, Trustee